SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2010

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

I. Activities and Remuneration of Outside Directors, etc.

1. Attendance and Voting Record of Outside Directors, etc.

Name of Outside Directors and Non-Standing Director
	Date	Agenda	Dongwoo Chun	Ingoo Han	Nakamura Yoshihide	William Y. Kim	Bruce I. Berkoff
1	2009.1.16	1. ‘08 Q4 Review and Financial Results	—	—	—	—	—
		2. LTPS Investment	For	For	For	For	For
		3. Matters of the Annual General Meeting of Shareholders	For	For	For	For	For
		4. ‘09 Transaction Limits with the Largest Shareholder and its Affiliates	For	For	For	For	For
		5. ‘09 Remuneration Limit for Directors & Executive Officers of EVP and Above	For	For	For	For	For
		6. Internal Control over Financial Reporting	—	—	—	—	—
		7. Audit Committee Evaluation Report	—	—	—	—	—

2	2009.3.13	1. Executive Officer Incentive Program	For	For	For	For	For

3	2009.4.16	1. Q1 Results and 2009 Business Plan	For	For	For	For	For
		2. Amendment to Internal Accounting Control Standard	For	For	For	For	For
		3. Intellectual Property Management	—	—	—	—	—
		4. New Technology for the future	—	—	—	—	—

4	2009.7.15	1. Q2 Financial Results and Q3 Outlook	—	—	—	—	—
		2. LGD’s Long Term Strategy	—	—	—	—	—
		3. P8E Investment	For	For	For	For	For
		4. EOIP	For	For	For	For	For
		5. Acquisition of LGE Nanjing Plant and Subsequent Merger with LGDNJ	For	For	For	For	For
		6. Amendment of Audit Committee Charter	For	For	For	For	For

5	2009.10.14	1. Q3 Review and Financial Results	—	—	—	—	—
		2. Long Term Target and EOIP Scheme	For	For	For	For	For
		3. Panel Fab Investment in China	For	For	For	For	For
		4. 2009-2010 Funding Plan	For	For	For	For	For

6	2009.11.20	1. Review of 2009 Results and Plans for 2010	For	For	For	For	For
		2. JVC with TPV	For	For	For	For	For
		3. Introduction to LG Display Nanjing	—	—	—	—	—
		4. Joyful Workplace in LGDNJ	—	—	—	—	—

2. Activities of Outside Directors, etc. in Committees of the Board of Directors

Committee	Member	Activities
		Date	Agenda	Remarks
	Mr. Ingoo Han Mr. Nakamura Yoshihide Mr. William Y. Kim	2009.1.15	1. Q4 ‘08 Financial Statements	Approved
			2. Internal Control over Financial Reporting	Report
			3. Approval of Non-Audit Services	Approved
			4. Results of the Integrated Audit	Report
			5. Examination of agenda and reports for AGM	Approved
			6. Internal Audit Report	Report
			7. Compliance Program Activity Report	Report
			8. Self-Assessment and Charter Review	Report
		2009.4.16	1. Q1 ‘09 Financial Statements	Approved
			2. Amendment of Internal Accounting Control Standard	Report
			3. Approval of Audit Services by External Auditor	Approved
			4. Pre-approval of services requirement	Report
			5. Form 20-F MD&A (Management’s Discussion & Analysis) Review	Report
			6. Progress of Audit of External Auditor	Report
			7. Compliance Program Report	Report
			8. Patent Department Report	Report

		2009.7.15	1. Q2 ‘09 Financial Statements	Approved
			2. Approval of Audit Services and Non-Audit Services by External Auditor	Approved
			3. Progress of Audit of External Auditor	Report
			4. Internal Audit Report	Report
			5. Compliance Program Report	Report
			6. Amendment of Audit Committee Charter	Report
		2009.10.13	1. Q3 ‘09 Financial Statements	Approved
			2. Report of Non-Audit Services Provided by External Auditor	Report
			3. Progress of Audit of External Auditor	Report
			4. Compliance Program Report	Report
Remuneration Committee	Mr. Paul Verhagen Mr. Dongwoo Chun Mr. Bruce I. Berkoff	2009.1.16	1. ‘09 Remuneration limit for Directors	Approved
			2. 09 Remuneration limit for Directors and Executive Officers of EVP and above	Report
	Mr. Simon Kang Mr. Paul Verhagen Mr. Dongwoo Chun Mr. Bruce I. Berkoff	2009.3.13	1. Management Proposal for ‘09 EOIP Payment	Report

	Mr. Simon Kang	2009.7.15	1. 2009 EOIP Short Term Target	Report
	Mr. Dongwoo Chun Mr. Bruce I. Berkoff	2009.10.13	1. EOIP Scheme Change	Report
			2. Long Term Target Approval for LTI	Report
Outside Director Nomination and Corporate Governance Committee	Mr. Dongwoo Chun Mr. William Y. Kim	2009.10.13	1. Candidates for Nominating NewOutside Directors	Report
			2. Review of Committee Charter and Adequacy of Composition of Committees	Report

3. Remuneration of Outside Directors & Non-Standing Directors

					(KRW Million)
	Number of Persons	Remuneration Limit*	Results	Average Payment per Person	Remarks
Non-Standing Director	3	8,500	1,689	563	—
Outside Director	5		285	57

*	Remuneration limit for the total 8 directors, including standing directors.

II. Accumulated Transaction Amount of LG Display Co., Ltd with each of Major Shareholders or Their Affiliates, which was equivalent to 5% or more of 2008 Total Assets or Sales Revenue in 2009.

				(KRW Billion)
Transaction Type	Counterpart (Relationship)	Transaction Period	Transaction Amount	Ratio*
Sales, etc.	LG Display Germany GmbH (Subsidiary)	Jan. 1, 2009 ~ Dec. 31, 2009	3,534	22.28%
Sales, etc.	LG Display Taiwan Co., Ltd. (Subsidiary)	Jan. 1, 2009 ~ Dec. 31, 2009	3,275	20.64%
Sales, etc.	LG Display Shanghai Co., Ltd. (Subsidiary)	Jan. 1, 2009 ~ Dec. 31, 2009	2,943	18.55%
Sales, etc.	LG Display America Inc. (Subsidiary)	Jan. 1, 2009 ~ Dec. 31, 2009	2,890	18.22%
Sales, etc.	LG Display Singapore Pte. Ltd. (Subsidiary)	Jan. 1, 2009 ~ Dec. 31, 2009	1,734	10.93%
Sales, etc.	LG Display Japan Co., Ltd. (Subsidiary)	Jan. 1, 2009 ~ Dec. 31, 2009	1,730	10.90%
Sales, etc.	LG Display Shenzhen Co., Ltd. (Subsidiary)	Jan. 1, 2009 ~ Dec. 31, 2009	1,403	8.84%
Sales/Purchase	Suzhou Raken Technology Co., Ltd. (Subsidiary)	Jan. 1, 2009 ~ Dec. 31, 2009	821	5.17%
Purchase, etc.	LG Chem. Ltd. (Affiliate)	Jan. 1, 2009 ~ Dec. 31, 2009	1,773	11.18%
Purchase, etc.	LG International Japan Co., Ltd. (Affiliate)	Jan. 1, 2009 ~ Dec. 31, 2009	824	5.19%

*	% of the 2008 non-consolidated Sales Revenue (KRW 15,865 Billion)
**	The above transaction amount is to be reported in the audit report of FY 2009 and subject to change.

III. Reference Relating to the Business

1. Overview

A. Industry

(1) Industry characteristics and growth potential

•

TFT-LCD technology is one of the most widely used technologies in the manufacture of flat panel displays and the demand for flat panel displays is growing. The flat panel display industry is characterized by entry barriers due to rapidly evolving technology, capital-intensive characteristics, and the significant investments required to achieve economies of scale, among other factors. There is strong competition between a relatively small number of players within the industry and production capacity in the industry, including ours, is being continually increased.

•

The demand for LCD panels for notebook computers & monitors has been closely related to the IT industry cycle. The demand for LCD panels for TVs has been growing as HDTV broadcasting is becoming more common and as LCD TV has come to play an important role in the digital display market. There is competition between TFT-LCD and PDP technologies in the area of large flat TV products. In addition, markets for small- to medium-sized LCD panels, such as mobile phones, P-A/V, medical applications and automobile navigation systems, among others, are growing steadily.

•	The average selling prices of LCD panels may continue to decline with time irrespective of general business cycles as a result of, among other factors, technology advances and cost reductions.

(2) Cyclicality of LCD industry

•

The TFT-LCD business is highly cyclical as well as being capital-intensive. In spite of the increase in demand for products, this industry has experienced periodic volatility caused by imbalances between demand and supply due to capacity expansion within the industry.

•

Intense competition and expectations of demand growth may lead panel manufacturers to invest in manufacturing capacity on similar schedules, resulting in a surge in capacity when production is ramped up at new fabrication facilities.

•

During such surges in capacity growth, our customers can exert and have exerted strong downward pricing pressure, resulting in sharp declines in average selling prices and significant fluctuations in our gross margins. Conversely, demand surges and fluctuations in the supply chain can lead to price increases.

(3) Competitiveness

•

Our ability to compete successfully depends on factors both within and outside our control, including product pricing, our relationship with our customers, performance and reliability, successful and timely investment and product development, success of our end-brand customers in marketing their brands and products, component and raw material supply costs, foreign exchange rate and general economic and industry conditions.

•

Core competitiveness includes technology leadership, capability to design new products and premium products, timely investment in advanced fabs, cost leadership through application of large production lines, innovation of process and productivity, and collaborative customer relationships.

•	Most importantly, cost leadership and stable and long-term relationships with customers are critical to secure profit even in a buyer’s market.

•

A substantial portion of our sales is attributable to a limited number of end-brand customers and their designated system integrators. The loss of these end-brand customers, as a result of customers entering into strategic supplier arrangements with our competitors or otherwise, would thus result in reduced sales.

•

Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. We take active measures to protect our intellectual property internationally by obtaining patents and undertaking monitoring activities in our major markets. It is also necessary to recruit and retain experienced key managerial personnel and highly skilled line operators.

(4) Sourcing material

•	Key materials (including color filters) are sourced in-house as well as from domestic and overseas vendors.

•	A shortage of raw materials may arise temporarily due to an increase in demand for raw materials resulting from capacity expansion in the TFT-LCD industry.

•

A substantial portion of our equipment is sourced from a limited number of qualified foreign and local suppliers. From time to time, increased demand for new equipment may cause lead times to extend beyond those normally required by the equipment vendors.

(5) Others

•	Most TFT-LCD panel makers are located in Asia.

a. Korea: LG Display, Samsung Electronics (including a joint venture between Samsung Electronics and Sony Corporation), BOE-Hydis

b. Taiwan: AU Optronics, Chi Mei Optoelectronics, CPT, etc.

c . Japan: Sharp, IPS-Alpha, etc.

d. China: SVA-NEC, BOE-OT, etc.

B. Company

(1) Company overview

•

Commercial production for our TFT-LCD business began in September 1995 at P1, which was then the first fabrication facility of LG Electronics. At the end of 1998, LG Electronics and LG Semicon transferred their respective TFT-LCD related businesses to LG Soft Co., Ltd (currently LG Display). It became a joint venture between LG Electronics and Philips Electronics in August 1999. In July 2004, we completed our initial public offering and listed our common stock on the Korea Exchange and our ADSs on the New York Stock Exchange. As of December 31, 2009, we operate nine fabrication facilities located in Gumi and Paju, Korea, and a total of eight module facilities located in Gumi and Paju, Korea, Nanjing (3 factories) and Guangzhou(2 factories), China, and Wroclaw, Poland.

•

We became the first LCD maker in the world to commence commercial production at a 4th generation fab (P3) in July 2000 and at a 5th generation fab (P4) in March 2002, and we started mass production at our 6th generation fab (P6) in August 2004, which allows us to produce LCD panels for large TVs and monitors. With the commencement of mass production at our 7th generation fab (P7) in January 2006 and with our decision to invest in an 8th generation fab (P8) in October 2007 and in an expansion of P6 in July 2008, we are expanding our production capacity in line with the growing large-sized LCD TV market.

•

In spite of the continued global economic slow-down, LGD achieved the record high unconsolidated annual revenue of KRW 20,119 billion in 2009. It was mainly contributed by our strengthened market position through effective customer-oriented marketing as well as enhanced competitive advantage backed by timely ramp-up at two new fabs last year. We recorded operating income of KRW 1,001 billion and net income of KRW 1,068 billion in 2009.

•

We reinforced our position as a leader in LCD technology by developing an ultra slim LCD module for 47-inch LCD televisions that is sturdy and provides high-quality images, a large three-dimensional multi-vision LCD panel capable of producing more than two times the brightness of conventional models, one of the world’s most energy efficient LCD panels for 32-inch LCD televisions that uses less than 1 watt per inch, a 47-inch digital photo television which can utilize its standby power to display digital pictures and the world’s first Trumotion 480Hz LCD panel which refreshes 480 frames per second to substantially decrease afterimage and provide viewers with high-quality images that cause less eye fatigue.

•

Moreover, we formed strategic alliances or entered into long-term sales contracts with major global firms such as Dell, Hewlett Packard and Kodak of the United States and Japan’s Toshiba, among others, to secure customers and expand partnerships for technology development. In January 2009, we entered into a long term supply agreement with Apple Inc. to supply display panels to Apple Inc. for five years.

(2) Financial Statements

•	Korean GAAP Consolidated Financial Statements

a. Consolidated Income Statements

(Based on Korean GAAP)			(KRW Million)
Description	FY 2009	FY 2008	Remarks
1. Sales	20,613,571	16,263,635
2. Cost of goods sold	(18,314,569)	(13,616,615)
3. Gross income	2,299,002	2,647,020
4. SG&A	(1,231,761)	(911,579)
5. Income from operations	1,067,241	1,735,441
6. Non-operating income	1,665,237	3,393,908
7. Non-operating expenses	(1,788,227)	(3,817,850)
8. Income before income tax	944,251	1,311,499
9. Income tax expense	(104,401)	(224,721)
10. Net income of Subsidiaries before purchase.	35,001	—
11. Net income	1,083,653	1,086,778

b. Consolidated Balance Sheets

(Based on Korean GAAP)			(KRW Million)
Description	FY 2009	FY 2008	Remarks
1.Current assets	8,377,533	7,018,010
2.Non-current assets	11,160,657	10,370,356
1) Investments	311,618	190,227
2) Tangible assets	9,671,504	9,270,262
3) Intangible assets	265,534	199,697
4) Other non-current assets	912,001	710,170

Total Assets	19,538,190	17,388,366

1.Current liabilities	6,214,493	4,785,882
2.Non-current liabilities	3,107,804	3,313,861

Total Liabilities	9,322,297	8,099,743

1.Controlling interest	10,119,811	9,276,022
1) Capital stock	1,789,079	1,789,079
2) Capital surplus	2,311,071	2,311,071
3) Capital adjustments	(713)	—
4) Accumulated other comprehensive income	134,874	173,938
5) Retained earnings	5,855,500	5,001,934
2.Minority interest	96,081	12,601

Total Shareholders’ Equity	10,215,893	9,288,623

Total Liabilities and Total Shareholders’ Equity	19,538,190	17,388,366

•	Korean GAAP Non-Consolidated Financial Statements

a. Non-Consolidated Income Statements

(Based on Korean GAAP)			(KRW Million)
Description	FY 2009	FY 2008	Remarks
1. Revenues	20,119,342	15,865,240
2. Cost of goods sold	(18,298,074)	(13,626,602)
3. Gross income	1,821,268	2,238,638
4. SG&A	(820,685)	(702,332)
5. Income from operations	1,000,583	1,536,306
6. Non-operating income	1,582,656	3,127,987
7. Non-operating expenses	(1,644,534)	(3,370,813)
8. Income before income tax	938,705	1,293,480
9. Income tax expense	129,242	(206,584)
10. Net income	1,067,947	1,086,896

b. Non-Consolidated Balance Sheets

(Based on Korean GAAP)			(KRW Million)
Description	FY 2009	FY 2008	Remarks
1. Current assets	7,897,206	6,256,112
2. Non-current assets	10,987,957	10,245,875
1) Investments	1,177,182	973,322
2) Tangible assets	8,731,929	8,431,214
3) Intangible assets	240,900	194,343
4) Other non-current assets	837,946	646,996

Total Assets	18,885,163	16,501,987

1. Current liabilities	5,720,245	4,227,226
2. Non-current liabilities	3,039,634	2,998,739

Total Liabilities	8,759,879	7,225,965

1. Capital stock	1,789,079	1,789,079
2. Capital surplus	2,311,071	2,311,071
3. Capital adjustments	(713)	—
4. Accumulated other comprehensive income	134,874	173,938
5. Retained earnings	5,890,973	5,001,934

Total Shareholders’ Equity	10,125,284	9,276,022

Total Liabilities and Total Shareholders’ Equity	18,885,163	16,501,987

(3) Market shares

•	World wide market share of large-size TFT-LCD panels (≥10”) based on revenue

	From Q1 to Q3 in 2009	2008
Panels for Notebook PC	30.9%	29.6%
Panels for Monitor	23.5%	17.7%
Panels for TV	24.4%	19.4%
Total	24.8%	20.6%
(Source: DisplaySearch November, 2009)

(4) Market characteristics

•	The LCD panel has become the core component of the display industry and the demand for LCD panels has been growing steadily.

•

Due to the recent high growth in the display appliance market for the flat display format, the scale of the LCD market is growing, resulting in expansion of the market centered mainly in America, Japan, Europe and China.

•

The growth of the LCD market has mainly been driven by the demand for IT-related products. However, it is anticipated that the LCD TV display market, which has grown rapidly in recent years, will provide the main source of steady growth of the LCD market.

(5) New business etc.

•

In October 2007, we decided to invest in an 8th generation fabrication facility (P8) to expand our production capacity in line with the growing large-sized LCD television market. The construction of P8 has been completed and mass production at P8 commenced in March 2009. In July 2008, we decided to invest in a 6th generation fabrication facility (P6E) to expand our production capacity. The construction of P6E has been completed and mass production at P6E commenced in April 2009.

•

In June 2008, we launched the OLED Business Unit in anticipation of future growth in the OLED business. In addition, we also plan to strengthen our market position in the future display technologies by accelerating the development of flexible display technologies and leading the LED backlight LCD market.

•

In order to facilitate a cooperative purchasing relationship with HannStar Display Corporation (HannStar), a company that manufactures TFT-LCD panels in Taiwan, we decided to purchase 180 million shares of preferred stock of HannStar at a purchase price of NT$3,170,250,000. We acquired the preferred shares in February 2008. The preferred shares mature in three years and are convertible into shares of common stock of HannStar.

•

We are making an effort to increase our competitiveness by forming cooperative relationships with suppliers and purchasers of our products. As part of this effort, in June 2008 we purchased 2,037,204 shares of AVACO Co., Ltd., which produces sputters, a core equipment for LCD production, and in May 2008 we purchased 1,008,875 shares of TLI Co., Ltd., which produces core LCD panel components such as timing controllers and driver integrated circuits. In July 2008, we purchased 6,850,000 shares of common stock of New Optics Ltd. In addition, in February 2009, we purchased 3,000,000 shares of common stock of ADP Engineering Co., Ltd., which was approximately 12.9% of its then outstanding shares. In May 2009, we purchased 6,800,000 shares of common stock of Wooree LED Co., Ltd, which was approximately 29.6% of its then outstanding shares. By promoting strategic relationships with equipments and parts suppliers, which enables us to obtain a stable source of supply of equipments and parts at competitive prices, we have strengthened our competitive position in the LCD business.

•	In July 2008, we and Skyworth RGB Electronics founded a research and development joint venture corporation with a registered capital of CNY 50 million in China.

•

In October 2008, we established a joint venture company with AmTRAN Technology Co., Ltd., a Taiwan corporation. The joint venture company will supply both parties with TFT-LCD modules and TFT-LCD televisions. Through the establishment of this joint venture, we are able to further expand our customer base by securing a long-term stable panel dealer. It also allows us to produce LCD modules and LCD television sets in a single factory, which enables us to provide our customers with products that are competitive both in terms of technology and price.

•

We are making an effort to strengthen our competitiveness in the solar cell business, which is emerging as a future growth engine. As part of this effort, in June 2009, we purchased 933,332 shares of common stock of Dynamic Solar Design Co., Ltd., which was approximately 40.0% of its then outstanding shares. Dynamic Solar Design Co., Ltd. produces equipment for the solar cell business.

•

As part of our strategy to expand our production capacity overseas, in November 2009, we signed an investment agreement and a joint venture agreement with the City of Guangzhou, China, to build an eighth-generation panel fabrication facility in China, subject to approval of the Korean government. Our investment amount in the joint venture company is (Won)1,110 billion. This proposed venture, including its total investment amount, remains subject to approval by the Korean government.

(6) Organization chart

- CEO: Chief Executive Officer

- CFO: Chief Financial Officer

- CPO: Chief Production Officer

- CTO: Chief Technology Officer

2. Reference Relating to AGM

A. Matters Relating to the Annual General Meeting

(1) Date and Time: 10:00 A.M., March 12, 2010 (Friday)
(2) Venue : Guest House, LG Display Paju Display Cluster

1007, Deogeun-ri, Wollong-myeon, Paju-si, Gyeonggi-do, Korea

B. Agenda for Meeting

(1) For reporting:	a. Audit Committee’s Audit Report

b. Business Report

(2) For approval:

a. Non-consolidated Balance Sheet, Non-consolidated Income Statement & Non-consolidated Statement of Appropriations of Retained Earnings of Fiscal Year 2009 (Cash dividend per share : KRW 500)

b. Amendment to the Articles of Incorporation

c. Appointment of Directors

d. Appointment of Audit Committee Member

e. Remuneration Limit for Directors in 2010

C. Details of Agenda for Approval

Agenda	1: Non-consolidated Balance Sheets, Non-consolidated Income Statements &

    Non-consolidated Statements of Appropriations of Retained Earnings of Fiscal Year 2009

    - KRW 500 is proposed as cash dividend per share.

(1) Business Performance in FY 2009

•

In spite of the continued global economic slow-down, LGD achieved the record high unconsolidated annual revenue of KRW 20,119 billion in 2009. It was mainly contributed by our strengthened market position through effective customer-oriented marketing as well as enhanced competitive advantage backed by timely ramp-up at two new fabs last year. We recorded operating income of KRW 1,001 billion and net income of KRW 1,068 billion in 2009.

(2) Financial Statements

a. Non-Consolidated Balance Sheets

(Based on Korean GAAP)			(KRW Million)
Description	FY 2009	FY 2008	Remarks
1. Current assets	7,897,206	6,256,112
2. Non-current assets	10,987,957	10,245,875
1) Investments	1,177,182	973,322
2) Tangible assets	8,731,929	8,431,214
3) Intangible assets	240,900	194,343
4) Other non-current assets	837,946	646,996

Total Assets	18,885,163	16,501,987

1. Current liabilities	5,720,245	4,227,226
2. Non-current liabilities	3,039,634	2,998,739

Total Liabilities	8,759,879	7,225,965

1. Capital stock	1,789,079	1,789,079
2. Capital surplus	2,311,071	2,311,071
3. Capital adjustments	(713)	—
4. Accumulated other comprehensive income	134,874	173,938
5. Retained earnings	5,890,973	5,001,934

Total Shareholders’ Equity	10,125,284	9,276,022

Total Liabilities and Total Shareholders’ Equity	18,885,163	16,501,987

b. Non-Consolidated Income Statements

(Based on Korean GAAP)			(KRW Million)
Description	FY 2009	FY 2008	Remarks
1. Revenues	20,119,342	15,865,240
2. Cost of goods sold	(18,298,074)	(13,626,602)
3. Gross income	1,821,268	2,238,638
4. SG&A	(820,685)	(702,332)
5. Income from operations	1,000,583	1,536,306
6. Non-operating income	1,582,656	3,127,987
7. Non-operating expenses	(1,644,534)	(3,370,813)
8. Income before income tax	938,705	1,293,480
9. Income tax expense	129,242	(206,584)
10. Net income	1,067,947	1,086,896

c. Non-Consolidated Statements of Appropriations of Retained Earnings

(Based on Korean GAAP)			(KRW Million)
Description	FY 2009	FY 2008	Remarks
1. Retained earnings before appropriations	5,717,909	4,846,761
a. Unappropriated retained earnings carried over from prior years	4,649,962	3,759,865
b. Net income	1,067,947	1,086,896
2. Appropriations of retained earnings	196,799	196,799
- Legal reserve	17,891	17,891
- Dividend*	178,908	178,908
3. Unappropriated retained earnings to be carried forward to subsequent year	5,521,110	4,649,962

*	Cash dividend per share : KRW 500

- Dividend rate : 10% of face value

- Payout ratio : 16.8% of 2009 net income

- Dividend yield : 1.3% of the 1 week average closing share price prior to 2 transaction days before the record date

Agenda 2 : Amendment to the Articles of Incorporation

Article	Current Provision	Proposed Provision	Purpose of Amendment of the Articles of Incorporation
Article 17	(Convening of General Meetings of Shareholders)	(Convening of General Meetings of Shareholders)	As the “Capital Market Act” in Korea has taken effect, the provision related to the amended clauses of the Commercial Law is proposed to be amended accordingly

(4) A notice to shareholders holding not more than one percent of the total number of issued and outstanding shares with voting rights may be replaced by public notices, either in a written or an electronic form, made at least twice in the “Maeil Business Newspaper” and “The Chosun Ilbo”, both published in Seoul, two weeks prior to the meeting. The public notice of a meeting shall include the statement that the General Meeting will be held and the venue and date and the agenda of the meeting.

(4) A notice to shareholders holding not more than one percent of the total number of issued and outstanding shares with voting rights may be replaced by public notices made two weeks prior to the General Meeting of Shareholders, either made at least twice in the “Maeil Business Newspaper” and “The Chosun Ilbo”, both published in Seoul, or in the electronic disclosure system operated by the Financial Supervisory Service or the Korea Exchange. The public notice of a meeting shall include a statement that the General Meeting of Shareholders will be held and the venue, date and the agenda of such meeting.

Article 26	(Number of Directors)	(Number of Directors)

	The Company shall have at least five (5) and up to nine (9) Directors, more than half of whom must be outside Directors.	The Company shall have at least five (5) and up to seven (7) Directors, more than half of whom must be outside Directors.	It is proposed that the maximum number of Board membership be reduced to reserve the efficiency in decision making process

Article 28	(Terms of Directors)	(Terms of Directors)

	(1) Office term of Directors shall be three (3) years; provided, however, that if the term of office expires after the close of the last fiscal year of such term of office but before the ordinary General Meeting of Shareholders convened in respect of such fiscal year, the term of office shall be extended up to the close of such ordinary General Meeting of Shareholders.	(1) Starting from the appointment, the term of office of Directors shall not exceed the close of the ordinary General Meeting of Shareholders that is convened for the period for the settlement of accounts for the third (3rd) year from the appointment.	It is proposed that the Shareholders be able to resolve to adjust a Director’s term within three (3) years from the appointment
	(2) The term of office of a Director elected to fill a vacancy shall be the remainder of the term of office of his/her predecessor.	(2) deleted.

Article 30	(Meetings of the Board of Directors)	(Meetings of the Board of Directors)

	(1) Meetings of the Board of Directors shall be convened by the Representative Director, or, if the Company has Joint Representative Directors, by either or both Joint Representative Directors, when they deem the same to be necessary or advisable, but no less frequently than on a quarterly basis. When any Director so requests in writing, the Representative Director or, if the Company has Joint Representative Directors, either or both Joint Representative Directors, shall convene a meeting of the Board of Directors within two (2) weeks after receiving such request. If the Representative Director fails, or as the case may be, the Joint representative Directors fail to do so, the Director having requested such meeting will have the right to take the steps necessary for convening a meeting of the Board of Directors. Meetings of the Board of Directors shall be conducted in the English language and shall be translated into the Korean language by an interpreter, if necessary.	(1) Meetings of the Board of Directors shall be convened by the Chairman of the Board of Directors or the person designated by the Regulation of the Board of Directors.	It is proposed that the Chairman of the Board or anybody appointed by the Board may call a Board meeting

	(2) When convening the Meeting of Board of Directors, a written notice thereof setting forth the agenda and venue and date of the meeting shall be sent to each of the Directors at least one (1) week prior to the date of such meeting; provided that, when the consent of all the Directors has been obtained, a meeting of the Board of Directors may be held without conforming to these procedures.	(2) Meetings of the Board of Directors shall be convened no less frequently than on a quarterly basis. The persons entitled to convene a Meeting of the Board of Directors shall decide the meeting date and send a notice thereof to the Directors in writing, through electronic communication or orally at least forty eight (48) hours prior to such meeting; provided that, when the consent of all the Directors has been obtained, a meeting of the Board of Directors may be held anytime without conforming to these procedures.

	(3) The Chairman of the Board of Directors shall be elected by the Board of Directors.	(3) Meetings of the Board of Directors may be conducted in the English language and shall be translated into the Korean language by an interpreter, if necessary.

	(4) Meetings of the Board of Directors shall be held in Korea, unless otherwise determined by the Board of Directors.	(4) The Chairman of the Board of Directors shall be elected by the Board of Directors.

(5) Meetings of the Board of Directors shall be held in Korea, unless otherwise determined by the Board of Directors.

Article	(Quarterly Dividends)	(Interim Dividends)

43-2	(1) The Company may pay quarterly dividends in accordance with Article 165-12 of the Capital Market Act to its shareholders who are registered in the shareholder’s registry as of 24:00 p.m. on the day on which 3 months, 6 months or 9 months have passed, respectively, from the beginning of the relevant fiscal year. Such quarterly dividends shall be made in cash.	(1) The Company may pay interim dividends in accordance with Article 462-3 of the Commercial Code to its shareholders who are registered in the shareholder’s registry as of 00:00 a.m. on July 1 of the relevant fiscal year. Such interim dividends shall be made in cash.	It is proposed to limit the number of interim dividend to once a year to promote the stability of the operation of the company

(2) The quarterly dividends mentioned in Paragraph (1) above shall be decided by a resolution of the Board of Directors, which resolution shall be made within forty-five (45) days from the date mentioned in Paragraph (1) above.

(2) The interim dividends mentioned in Paragraph (1) above shall be decided by a resolution of the Board of Directors, which resolution shall be made within forty-five (45) days from the date mentioned in Paragraph (1) above.

	(3) The maximum amount to be paid as quarterly dividends shall be calculated by deducting the following amounts from the net asset amounts recorded in the balance sheet of the fiscal year immediately prior to the fiscal year concerned:	(3) The maximum amount to be paid as interim dividends shall be calculated by deducting the following amounts from the net asset amounts recorded in the balance sheet of the fiscal year immediately prior to the fiscal year concerned:

	1.~ 4. (omitted)	1.~4. (same as current)

	5. Aggregate earned surplus reserves to be accumulated for the fiscal year concerned as a result of the quarterly dividends; and	5. Aggregate earned surplus reserves to be accumulated for the fiscal year concerned as a result of the interim dividends.

	6. Aggregate quarterly dividends, if any, that have been declared during the fiscal year.	6.(deleted)

	(4) If the Company has issued new shares (including those shares issued by way of conversion of reserves into capital stock, stock dividends, request of conversion of convertible bonds or exercise of warrants) prior to the date set forth in Paragraph (1) above, but after the commencement date of the fiscal year concerned, the new shares shall be deemed to have been issued at the end of the fiscal year immediately prior to the fiscal year concerned for the purpose of quarterly dividends.	(4) If the Company has issued new shares (including those shares issued by way of conversion of reserves into capital stock, stock dividends, request of conversion of convertible bonds or exercise of warrants) prior to the date set forth in Paragraph (1) above, but after the commencement date of the fiscal year concerned, the new shares shall be deemed to have been issued at the end of the fiscal year immediately prior to the fiscal year concerned for the purpose of interim dividends.

	(5) When distributing quarterly dividends, the same dividend ratio as that of the common shares of the Company shall be applied to the preferred shares.	(5) When distributing interim dividends, the same dividend ratio as that of the common shares of the Company shall be applied to the preferred shares.

ADDENDA		ADDENDA (as of March 12, 2010)	—
These Articles of Incorporation shall be effective from March 12, 2010.

Agenda 3: Appointment of Directors

a) Young Soo Kwon

•	Date of Birth : February 6, 1957

•	Candidate for Outside Director : None

•	Nominator : Board of Directors

•	Current Job : CEO of LG Display

•	Major Career : CFO of LG Electronics

•	Business Transaction with LG Display during the last 3 years : None

b) Do Hyun Jung

•	Date of Birth : April 9, 1957

•	Candidate for Outside Director : None

•	Nominator : Board of Directors

•	Current Job : CFO of LG Electronics

•	Major Career : Financing Team Leader of LG Corp.

•	Business Transaction with LG Display during the last 3 years : None

c) Tae Sik Ahn

•	Date of Birth : March 21, 1956

•	Candidate for Outside Director : Yes

•	Nominator : Outside Director Nomination Committee

•	Current Job : Professor of Seoul National University

•	Major Career : Head of Korea Managerial Accounting Association

Rector of Business Administration College in Seoul National University

•	Business Transaction with LG Display during the last 3 years : None

Agenda 4: Appointment of Audit Committee Member

a) Tae Sik Ahn

•	Date of Birth : March 21, 1956

•	Candidate for Outside Director : Yes

•	Nominator : Outside Director Nomination Committee

•	Current Job : Professor of Seoul National University

•	Major Career : Head of Korea Managerial Accounting Association

Rector of Business Administration College in Seoul National University

•	Business Transaction with LG Display during the last 3 years : None

Agenda 5: Approval of Remuneration Limit for Directors

Category	FY2010	FY2009
Number of Directors (Number of Outside Directors)	7(4)	9(5)
Total Amount of Remuneration Limit	KRW 8.5 billion	KRW 8.5 billion

IV. Matters Relating to the Solicitor of Proxy

1. Matters Relating to the Solicitor of Proxy

a. Name of Solicitor: LG Display Co., Ltd. (“LGD”)

b. Number of LGD Shares Held by Solicitor: None

c. The Principal Shareholders of the Solicitor

Name of principal shareholder	Relationship with LGD	Number of shares held	Ownership ratio
LG Electronics Inc.	Largest shareholder	135,625,000 (common stock)	37.9%
Total	-	135,625,000 (common stock)	37.9%

2. Matters Relating to the Proxy

Name of Agents for the Proxy	Anthony Moon	Heeyeon Kim
Number of Shares Held by Agents as of 2009 End.	—	—
Relationship with LGD	Vice President of LGD	Employee

3. Criteria for Shareholders Whom Proxy is Asked to

•	All shareholders holding more than 50,000 shares of LGD common stock

4. Others

•	The Period of Proxy Instruction: From Mar. 3, 2010 to Mar. 12, 2010 (Before the 25th AGM)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: February 22, 2010	By:	/S/ ANTHONY MOON
(Signature)
	Name:	Anthony Moon
	Title:	Vice President / IR Department